FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: June 16, 2005	By: “Fred George” Fred George President

EXHIBIT INDEX

1.	Gammon Lake Resources Inc. Interim Consolidated Financial Statements

2.	Gammon Lake Resources Inc. Management Discussion and Analysis

3.	Form 52-109FT2 for Chief Executive Officer

4.	Form 52-109FT2 for Chief Financial Officer

EXHIBIT 1

Gammon Lake Resources Inc.
Interim Consolidated Financial Statements
(Unaudited)

April 30, 2005 and 2004

Gammon Lake Resources Inc.
Contents

Page

Interim Unaudited Consolidated Statements of Operations and Deficit	2

Interim Unaudited Consolidated Balance Sheets	3

Interim Unaudited Consolidated Statement of Cash Flows	4

Notes to the Interim Unaudited Consolidated Financial Statements	5-15

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

(Unaudited) Periods Ended April 30	Three Months 2005	Three Months 2004	Nine Months 2005	Nine Months 2004

Interest income	$ 502,993	$ 116,335	$ 883,964	$ 324,039
Management fees	59,840	(7,000)	161,760	230,000

	562,833	109,335	1,045,724	554,039

Expenses
Amortization	125,948	20,298	354,047	40,646
General and administrative	560,256	600,515	1,872,526	1,936,131
Management fees	76,210	59,615	203,345	172,115
Professional fees	296,185	913,233	6,192,901	4,352,174
Wages and benefits	1,676,280	185,329	9,188,383	520,866

	2,734,879	1,778,990	17,811,202	7,021,932

Loss before other items	(2,172,046)	(1,669,655)	(16,765,478)	(6,467,893)

Foreign exchange gain (loss)	258,658	(310,170)	1,440,174	1,460,503
Write-off of mineral property	--	--	--	(1,063,448)
Loss on equity investment	(298,000)	(210,000)	(625,000)	(445,000)

	(39,342)	(520,170)	815,174	(47,945)

Net loss before income tax	$(2,211,388)	$(2,189,825)	$(15,950,304)	$(6,515,838)

Income taxes (recovery)
Capital	18,820	--	34,544	--
Future	45,844	--	(178,982)	--

	64,664	--	(144,438)	--

Net loss	$(2,276,052)	$(2,189,825)	$(15,805,866)	$(6,515,838)

Loss per share (Note 11)	$ (0.03)	$ (0.04)	$ (0.24)	$ (0.13)

Deficit, beginning of period	$(27,124,579)	$(10,962,478)	$(13,594,765)	$(6,636,465)
Net loss	(2,276,052)	(2,189,825)	(15,805,866)	(6,515,838)

Deficit, end of period	$(29,400,631)	$(13,152,303)	$(29,400,631)	$(13,152,303)

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

	April 30 2005 (Unaudited)	June 31 2004 (Audited

Assets
Current
Cash and cash equivalents	$ 73,354,513	$ 13,020,940
Receivables
Commodity taxes	4,235,683	2,619,566
Other	19,151	62,975
Prepaids and deposits	102,394	116,317
Due from related companies	142,613	384,701

	77,854,354	16,204,499
Deposit on capital equipment (Note 3)	11,308,039	176,265
Long term investment (Note 4)	11,023,000	11,648,000
Capital assets (Note 5)	12,656,448	4,462,243
Mineral properties and related deferred
costs (Notes 6 and 7)	95,955,670	80,041,737

	$ 208,797,511	$ 112,532,744

Liabilities
Current
Payables and accruals	$ 2,370,098	$ 4,038,805
Long term debt (Note 8)	8,798,300	9,304,400
Future income taxes (Note 9)	6,502,800	10,170,900

	17,671,198	23,514,105

Shareholders' Equity
Capital stock (Note 10)	201,798,635	98,642,382
Contributed surplus (Note 10)	18,728,309	3,971,022
Deficit	(29,400,631)	(13,594,765)

	191,126,313	89,018,639

	$ 208,797,511	$ 112,532,744

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)
Subsequent event (Note 13)

On behalf of the Board

"Fred George" Director	"Brad Langille" Director

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

(Unaudited) Periods Ended April 30	Three Months 2005	Three Months 2004	Nine Months 2005	Nine Months 2004

Increase (decrease) in cash and cash equivalents Operating
Net loss	$(2,276,052)	$(2,189,825)	$(15,805,866)	$(6,515,838)
Amortization	125,948	20,298	354,047	40,646
Foreign exchange (gain) loss	(258,658)	310,170	(1,440,174)	(1,460,503)
Stock option expense	1,478,080	--	13,974,680	2,673,060
Mineral property write-off	--	--	--	1,063,448
Income tax (recovery)	45,844	--	(178,982)	--
Loss on long term
equity investment	298,000	210,000	625,000	445,000

	(586,838)	(1,649,357)	(2,471,295)	(3,754,187)
Change in non-cash operating
working capital	1,044,439	953,976	(3,050,812)	359,798

	457,601	(695,381)	(5,522,107)	(3,394,389)

Financing
Net proceeds from issuance of
capital stock	--	21,547,308	103,938,860	55,505,378

Investing
Acquisition of investment	--	(11,800,000)	--	(11,800,000)
Acquisition of capital assets	(8,090,902)	(2,839,907)	(8,548,252)	(3,279,935)
Advances to related companies	(51,882)	290,717	242,088	168,040
Increase in deposits on capital
equipment	(11,308,039)	--	(11,308,039)	--
Expenditures on mineral
properties and related
deferred costs	(7,040,349)	(5,907,910)	(18,468,977)	(17,883,597)

	(26,491,172)	(20,257,100)	(38,083,180)	(32,795,492)
Net (decrease) increase in cash and
cash equivalents	(26,033,571)	594,827	60,333,573	19,315,497

Cash and cash equivalents
Beginning of periods	99,388,084	19,985,284	13,020,940	1,264,614

End of periods	$ 73,354,513	$ 20,580,111	$ 73,354,513	$ 20,580,111

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

1.      Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.      Summary of significant accounting policies

Basis of presentation
The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Selected information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended July 31, 2004. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2004, with the exception of the adoption of section 3110 – Asset Retirement Obligations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. Gammon Lake Resources (USA) Inc. was incorporated on February 11, 2005 with a treasury issue of 100 shares for $100.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

2.      Summary of significant accounting policies (continued)

Asset retirement obligations

Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). This section requires the Company to fully recognize the fair value of estimated asset retirement obligations on the balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those where a Company faces a legal obligation to retire tangible long-lived assets. The Company has not incurred any asset retirement obligations.

3.      Deposits on capital equipment

The Company has deposits on capital equipment of $11,308,039 (2004 — $176,265) relating to the Open-Pit and Underground operations. Remaining amounts due on these contracts are included in commitments and contingencies (Note 7).

4.      Long term investment

The Company’s long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 25% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the “Guadalupe Gold-Silver Project” and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	April 30 2005	July 31 2004

Investment in Mexgold Resources Inc.	$ 12,300,000	$ 12,300,000
Cumulative equity share of losses in
Mexgold Resources Inc.	(1,277,000)	(652,000)

	$ 11,023,000	$ 11,648,000

The market value of investment as at April 30, 2005 was $33,245,000 (July 31, 2004 — $27,468,000). The Company also holds 2.95 million warrants to purchase Mexgold common shares at an exercise price of $2.50 each, expiring February 26, 2006.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

5.      Capital assets

	April 30, 2005			July 31, 2004

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 136,177	$ 43,591	$ 92,586	$ 94,953	$ 20,445	$ 74,508
Exploration equipment	4,506,618	424,345	4,082,273	3,624,182	167,677	3,456,505
Development Equipment	5,880,135	--	5,880,135	--	--	--
Processing Plant	1,241,738	--	1,241,738	--	--	--
Vehicles	299,750	56,617	243,133	184,781	23,557	161,224
Buildings	963,426	40,043	923,383	629,645	11,727	617,918
Furniture and fixtures	213,499	20,299	193,200	159,530	7,442	152,088

	$13,241,343	$ 584,895	$12,656,448	$4,693,091	$ 230,848	$4,462,243

6.      Mineral properties and related deferred costs

For the nine month period ended April 30, 2005	Ocampo (Mexico)

Balance, July 31, 2004	$80,041,737
Expenditures during the period	15,913,933

Balance, April 30, 2005	$95,955,670

Included in expenditures for the nine months ended April 30, 2005 are future income tax adjustments of $3,119,586 (April 30, 2004 – $1,425,868) related to the adjustment of the temporary difference between accounting and tax values of the mineral property.

Schedule of deferred mineral property expenditures	2005	2004

Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	149,308	6,813,376
Geological services and studies	3,189,209	504,450
Drilling	3,043,924	2,866,246
Assays	742,766	498,436
Equipment and consumables	4,626,765	4,144,463
Field Office	103,418	58,562
Camp materials and equipment	372,860	174,406
Health and Safety	99,218	17,501
Vehicles	637,590	228,022
Consulting fees	568,588	536,780
Contract Mining fees	3,966,525	1,751,495
Travel	1,533,348	289,860
Future Income tax adjustment	(3,119,586)	(1,425,868)

Total additions	15,913,933	16,457,729

Write-off of mineral property expenditures	--	(1,063,448)

Mineral property, end of period	$ 95,955,670	$ 70,227,950

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

7.      Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the nine months ended April 30, 2005, in consideration for a consulting payment of Cdn $250,000 due for services rendered, Fuerte Mayo forgave the US $211,526 due upon the sale of the property.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the full 100% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 8.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

7.      Commitments and contingencies (continued)

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at April 30, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the related property

Compania Minera, Brenda, S.A. de C.V	US$ 2,000,000	8% of net profits attributable to related
mining claims or upon sale of the related property

Compania Minera, Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount

d)	Capital equipment

During the quarter, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (see Note 3). The Company’s future commitments on the equipment is $23,941,458, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

8.      Long term debt

	April 30 2005	July 31 2004

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$8,798,300	$9,304,400

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

9.      Income taxes

The following reflects future income tax liabilities at April 30, 2005 and July 31, 2004.

	April 30 2005	July 31 2004

Accounting value of mineral properties and related
deferred costs in excess of tax value	$ 20,755,700	$ 18,831,400
Deductible share issue costs	(3,374,900)	(1,670,800)
Non-capital losses carried forward	(19,777,700)	(12,563,600)

	(2,396,900)	4,597,000
Valuation allowance	8,899,700	5,573,900

Future income tax liabilities recognized	$ 6,502,800	$ 10,170,900

10.      Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common Shares	Ascribed Value

Balance, July 31, 2004	56,676,715	$ 98,642,382
Issued during the nine month period ended April 30, 2005
For cash pursuant to private placement	15,715,000	110,005,000
For cash pursuant to exercise of share purchase options	2,800	7,280
Less share issue costs	--	(6,856,027)

Balance, April 30, 2005	72,394,515	$ 201,798,635

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

10.      Capital stock (continued)

Escrow shares
As at April 30, 2005, 15,000 common shares issued to promoters of the Company and other investors are held in escrow and will be released subject to certain regulatory approvals.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 17,527,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the nine month period ended April 30, 2005, 2,547,000 options were granted to consultants, directors and employees, of which 2,026,000 options are subject to shareholder approval. During the period ended April 30, 2005, 521,000 options granted to consultants were expensed based on the fair value of the options on the date granted. As a result, $29,600 was recorded as professional fees, and $1,478,080 as wages and benefits with a corresponding credit to contributed surplus. The remaining 2,026,000 options will vest upon shareholder approval, at which time $3,356,200 will be recorded as professional fees and $2,709,030 as wages and benefits with a corresponding credit to contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter		Options earned during the 2nd quarter
Dividend yield	0%	Dividend yield	0%
Expected volatility	60.88%	Expected volatility	62.11%
Risk free interest rate	2.99%	Risk free interest rate	3.94%
Expected life	1 year	Expected life	5 years

Options earned during the 3rd quarter
Dividend yield	0%
Expected volatility	52.34%
Risk free interest rate	3.50%
Expected life	5 years

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

10.      Capital stock (continued)

During the year ended July 31, 2004, 4,050,000 options that were issued to directors, employees, and consultants were approved at the Company’s annual meeting held on October 27, 2004. These options vested upon approval, and the fair value amount of $5,294,627 was recorded as professional fees and $7,172,373 as wages and benefits with a corresponding credit of $12,467,000 to contributed surplus during the nine months ended April 30, 2005.

The fair value of the option grant that was approved at the annual meeting held on October 27, 2004 was calculated using the Black-Scholes option pricing model with the following average assumptions:

Dividend yield	0%
Expected volatility	63.00%
Risk free interest rate	3.59%
Expected life	5 years

An aggregate of 19,552,300 options have been granted pursuant to the Company’s stock option plan of which 7,160,800 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at April 30, 2005.

	Options Outstanding			Options Exercisable

Option Price	Number outstanding	Weighted average remaining contractual life (yrs)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$ 0.00 - $ 0.50	30,000	1.41	$ 0.50	30,000	$0.50
$ 0.51 - $ 1.00	567,500	1.85	$ 0.79	567,500	$0.79
$ 1.01 - $ 1.50	1,640,000	2.02	$ 1.15	1,640,000	$1.15
$ 2.51 - $ 3.00	3,557,000	3.18	$ 2.60	3,557,000	$2.60
$ 5.01 - $ 5.50	4,000,000	3.76	$ 5.45	4,000,000	$5.45
$ 6.01 - $ 6.50	2,432,000	4.78	$ 6.12	496,000	$6.12
$ 7.01 - $ 7.50	25,000	0.30	$ 7.00	25,000	$7.00
$ 7.51 - $ 8.00	50,000	4.03	$ 7.94	50,000	$7.94
$9.51 - $10.00	90,000	4.78	$10.00	--	--

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

10.      Capital stock (continued)

Fixed Options	April 30, 2005		July 31, 2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of period	9,867,300	$ 3.44	7,951,000	$ 1.79
Granted	2,547,000	$ 6.27	4,172,000	$ 5.48
Expired	(20,000)	$ (5.45)	(127,000)	$ (4.70)
Exercised	(2,800)	$ (2.60)	(2,128,700)	$ (1.13)

Outstanding, end of period	12,391,500	$ 4.02	9,867,300	$ 3.44

Options exercisable, end of period	10,365,500	$ 3.57	5,797,300	$ 2.00

(1)	Included 4,050,000 options which were approved at the annual and special meeting held on October 27, 2004.
(2)	Includes 2,026,000 options subject to shareholder approval

Compensation Warrants

During the nine months ended April 30, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A summary of the 762,376 outstanding compensation warrants and options to purchase common shares as at April 30, 2005 is as follows:

Number of Common Shares Under Compensation Warrant/option	Expiration Date	Exercise Price

277,344	August 15, 2006	$ 3.48
170,732	November 21, 2006	$ 6.15
314,300	December 16, 2006	$ 7.00

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

11.      Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the three month period ended April 30, 2005 of 72,394,515 (2004 – 55,020,942) and the nine month period ended April 30, 2005 of 64,535,459 (2004 – 50,860,227).

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the period ended April 30, 2005 and 2004 were not presented, as all factors are anti-dilutive.

12.      Related party transactions

The Company paid the following amounts to directors and companies controlled by or related to directors:

	Three Months 2005	Three Months 2004	Nine Months 2005	Nine Months 2004

Management fees	$ 121,120	$ 119,230	$ 207,658	$ 172,115
Professional fees	--	--	--	18,000
Mineral property exploration
expenditures	972,370	(345,811)	2,202,794	1,984,000

	$1,093,490	$ (226,581)	$2,410,452	$2,174,115

The Company received the following amounts from related companies:

Professional fees	$11,100	$ --	$ 38,700	$ --
Travel	32,870	--	88,810	--
General & Administrative	15,870	--	34,250	--

	$59,840	$ --	$161,760	$ --

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at the exchange amount. During the three months ended April 30, 2004, the Company received a credit note for items returned. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The amounts due from Mexgold Resources Inc. are non-interest bearing with no fixed term of repayment.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2005

13.      Subsequent event

On May 2, 2005, a consultant of the Company exercised 800,000 options at $2.60 for total proceeds of $2,080,000.

14.      Comparative Figures

Certain of the comparative figures for 2004 have been reclassified to conform with the financial statement presentation adopted for 2005.

EXHIBIT 2

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

June 6, 2005

This management discussion and analysis is made as of June 6, 2005, and should be read in conjunction with the consolidated financial statements of the Company for the quarter ended April 30, 2005 and the consolidated financial statements for the year ended July 31, 2004, including all accompanying notes to the financial statements.

Gammon Lake Resources Inc. (“the Company”) is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 14 to the consolidated financial statements for the year ended July 31, 2004. The Company’s reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction of the production shaft at Ocampo; unexpected costs overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THIRD QUARTER HIGHLIGHTS

•	Gammon Lake appoints former President of the Ontario Mining Association, Patrick Reid, to Board, May, 2005
•	Gammon Lake announces that all Underground and Open-Pit Equipment has been purchased, and that Project Developmennt remains on-schedule and on-budget, April, 2005
•	Gammon Lake also reports results of eighth round of surface drilling and underground drilling from Ramp Development, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade in 47 holes, April, 2005

1

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

•	Gammon Lake announces newly drilled San Ramon returns 18.73 grams per tonne Gold, and 1,026 Grams per Tonne Silver over a 10-metre intercept. A Bonanza Silver Intercept over 1.8 metres encounters grades of 7,052 grams per tonne Silver and 14.0 Grams per tonne Gold, April, 2005.
•	Gammon Lake announces purchase of truck fleet for Open-Pit Operations from Terex, February, 2005.
•	Gammon Lake assembles Mine Development & Operations team, February, 2005
•	Gammon Lake hires Kappes, Cassidy & Associates of Reno, Nevada for Mill and Heap Leach Construction, and announces commencement of construction, February, 2005
•	Gammon Lake completes a Private Placement Financing of Cdn$110,005,000, January, 2005
•	Gammon Lake announces new drill results from Ocampo Northeast Underground Project Area, January, 2005
•	President of Gammon Lake, Fred George, meets with President Fox of Mexico and confirms Ocampo Project infrastructure support, January, 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammonlake.com.

Overall Performance
In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent reserves per annum commencing in 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

The Company has been in the construction phase since January, 2005 for developing the Ocampo Mine and believes it is on target for production in the first quarter of 2006. The Company has been working closely with Kappes, Cassidy & Associates (KCA) on the engineering, procurement and construction management of the Mine. The Company has been successful in procuring all of the Underground and Open-Pit Equipment as outlined in the bankable feasibility study for Phase One, and considers this a significant achievement given world-wide shortages in mining equipment and parts.

The Company also continued its aggressive drill program, and reported results from the seventh and eighth round of surface drilling and underground drilling from ramp development. In the seventh round, the 63 holes reported from the Northeast Underground Project Area produced 79 intercepts above an underground cut off grade of 3 grams per tonne. The 34 holes reported from the Open-Pit Project Area were the focus of exploration efforts targeting San Ramon, a previously undrilled structure. Drilling on San Ramon returned grades of 18.73 grams per tonne gold and 1,026 grams per tonne silver over an intercept of 10 metres in hole OG-212. In the eighth round, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade, in 47 holes. The results were for drilling conducted after the June 10th, 2004 cut off date for data included in the Company’s completed resource/reserve calculation. Since June 2004, the Company has focused on upgrading inferred resources as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. More than 250 holes have been drilled at Ocampo since the June 10th, 2004 reserve calculation cut-off used in the feasibility study.

The Company completed the bankable feasibility study for Phase One of the Ocampo Gold-Silver Project in early November 2004. The independent study was performed by Kappes, Cassidy & Associates of Reno, Nevada and incorporated an independent report on mineral resources and ore reserves prepared by Mintec Inc. of Tucson, Arizona.

2

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

The independent study demonstrates extremely robust economic potential with average annual production expected at 270,000 ounces of gold equivalent (170,000 ounces of gold and 7,500,000 ounces of silver).

The first phase of the project involves the development of an open-pit and underground mining operation. Based on detailed mine planning as part of the feasibility study, MINTEC Inc. has calculated proven and probable mineral reserves in the Open-Pit Area amounting to 1.43-million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area. AST Mining of Sudbury, Ontario, developed the mine plan for the underground reserves. The estimated capital cost is US$104 million.

Mine production is expected to commence in the first quarter of 2006 at a rate of 11,400 tonnes per day from the Open-Pit Area and 1,500 tonnes per day from the Northeast Underground Area. Mine production is expected to average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

In January 2005, Gammon Lake successfully raised gross proceeds of C$110,005,000 through a private placement. BMO Nesbitt Burns acted as lead agent in a syndicate that included RBC Dominion Securities Inc., and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant. The proceeds of the financing will be applied to working capital and the development of Phase One of the Ocampo Gold-Silver Project in accordance with the bankable feasibility study as announced on November 11, 2004. Gammon Lake is also investigating options for project debt financing. The site preparation for mill and heap-leach construction began in January 2005, enabling projected production from Ocampo to commence by the first quarter of calendar 2006.

Gammon Lake also assembled a world class Mine Development and Operations Team. In February, 2005, Gammon Lake announced that it has hired John C. Thornton as its Chief Operating Officer, John Roberts as its Chief Mine Engineer, and Richard Jeffress as its Manager of Projects. Cumulatively, they bring over 100 years of industry experience to the Ocampo Project. Gammon Lake also appointed Kappes, Cassidy and Associates to construct the mill and heap leach under an Engineering, Procurement and Construction Management contract. Site preparations for mill and heap-leach construction are now underway at the Project, including land clearing and road construction. The shaft being constructed from an underground ramp and is in the final stages of engineering review and is now expected to break through the surface in June, 2005. At that time, the shaft will be equipped with a hoist, capable of hoisting up to 6,000-tonnes per day.

The Company continued underground development and exploration on the Ocampo gold-silver project through its two major programs: the construction of six kilometers of underground tunnels and ramps, a 65,000-metre diamond core drill program in the Underground Area, and a 30,000-metre deep drilling program in the Open-Pit Area. To date, the Ocampo deposits are defined by 980 drill holes and more than 166,000 metres of drilling. In January 2005, Gammon Lake announced results from 30 new step-out and in-fill drill holes from the sixth round of surface drilling and underground drilling. The Company has continued an aggressive exploration program at Ocampo with exploration efforts focused on upgrading this resource and converting more measured and indicated resources to reserves in the near term, as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. Gammon Lake expects to complete a revised resource and reserve calculation prior to commencement of production incorporating a sizable amount of data from exploration since June 2004 which was the cutoff date of the feasibility study. Management believes that this will result in a significant expansion of reserves. To date, the Company has increased its resources to a 3.03 million ounce gold equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred resource. The following is a summary of the proven and probable reserves for the Ocampo Project as presented in the Kappes, Cassidy & Associates Technical Report, including applicable tonnage and grade estimates:

3

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Ocampo Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes (000's)	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent*

Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000
	High-Grade
Open-Pit Area	Open-Pit	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000
	Low-Grade
	Open-Pit	0.27	8	0.40	16,323	142,000	4,199,000	210,000
Total Ocampo
Proven & Probable		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000

Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

*Gold equivalent values based on 65 grams of silver equals 1 ounce of gold (65:1)

Selected Annual Information

The following selected information has been extracted from the Company’s audited consolidated financial statements for the year ended July 31, 2004.

SELECTED ANNUAL INFORMATION (JULY 31)	2004 $	2003 $	2002 $

Revenue	635,056	466,143	143,039
Net loss	(6,958,300)	(534,771)	(2,207,661)
Net loss per share, basic and diluted (1)	(0.13)	(0.02)	(0.09)
Cash dividends declared	Nil	Nil	Nil
Assets	112,532,744	57,910,540	55,553,821
Long-Term Liabilities	9,304,400	9,870,000	11,028,111

4

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Summary of Quarterly Results

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED
	30-Apr-05	31-Jan-05	31-Oct-04	31-Jul-04

Revenue	562,833	392,702	38,489	81,017
Net loss	2,276,052	(1,628,216)	(11,901,598)	(442,462)
Net loss per share, basic and diluted (1)	(0.03)	(0.03)	(0.21)	(0.01)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	208,797,511	209,461,210	108,764,341	112,532,744
Long-Term Liabilities	8,798,300	8,666,000	8,544,900	9,304,400

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED
	30-Apr-04	31-Jan-04	31-Oct-03	31-Jul-03

Revenue	109,335	138,373	306,331	106,301
Net loss	(2,189,825)	(2,370,981)	(1,955,032)	(934,092)
Net loss per share, basic and diluted (1)	(0.04)	(0.05)	(0.04)	(0.03)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	108,052,793	87,635,912	71,563,163	57,910,540
Long-Term Liabilities	9,594,900	9,242,800	9,237,900	9,870,000

(1)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the nine month period ended April 30, 2005, $14,757,287 (April 30, 2004 — $2,673,060) was recorded as contributed surplus based on the fair value of employee and consultant’s options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees for consultants in the amount of, $5,324,227 (April 30, 2004 — $2,633,800), wages for employees in the amount of, $8,650,453 (April 30, 2004 — $39,260), and share issue costs in the amount of, $782,607 (April 30, 2004 – $Nil).

Results of Operations

During the nine months ended April 30, 2005, the Company earned income of $1,045,724 (April 30, 2004 — $554,039), of which $883,964 (April 30, 2004- $324,039) was due to interest on short-term investments , $Nil (April 30, 2004 — $230,000) to management fees paid by a former joint venture partner, and $161,760 (April 30, 2004 – Nil) was charged as Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs. In 2004, the Company completed a buy-out of its Ocampo open-pit joint venture partner during the 2004 fiscal period, which resulted in an elimination of the management fees received from the joint venture earn-in agreement for subsequent periods.

Amortization expense for the nine months ended April 30, 2005 was $354,047 (April 30, 2004 — $40,646). Amortization expense has increased significantly due to the purchase of mining equipment and facilities costs during the current

5

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

period and in the previous year. The equipment purchased consisted of heavy equipment for the Open-Pit and Underground operations. The Company also constructed new residences and cafeteria for on-site staff.

General and administrative expenses during the nine months ended April 30, 2005 were $1,872,526 (April 30, 2004 — $1,936,131). Professional fees during the nine months ended April 30, 2005 were $6,192,901 (April 30, 2004 — $4,352,174). General and administrative and professional fees have increased due to the general support for the Company’s activities, as well as promotional and shareholder relations costs related to the operation of a public company and the cost of maintaining dual stock exchange listings. Included in professional fees for the nine months ended April 30, 2005 is a non-cash charge of $5,324,227 (April 30, 2004 — $2,633,800) related to the fair value of options issued to consultants during the nine month period. A corresponding amount has been credited to contributed surplus.

During the nine months ended April 30, 2005, the Company incurred expenses of $9,188,383 (April 30, 2004 — $520,866) for wages and benefits. Included in the nine months ended April 30, 2005 wages and benefits is a non-cash charge of $8,650,453 (April 30, 2004 — $39,260) related to the fair value of options issued to employees and directors during the year. A corresponding amount has been credited to contributed surplus. General increases during the nine month period end exclude the options, and are due to the additional staffing in the finance and administrative department.

Foreign exchange gains of $1,440,174 (April 30, 2004 — $1,460,503) earned during the nine months ended April 30, 2005 were due to a long-term debt denominated in U.S. dollars and the translation of the Company’s operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

The Company’s carrying value of its investment of 10.9 million shares in Mexgold Resources Inc. was decreased by $298,000 to a carrying value of $11,023,000 due to its equity share for the nine months ended April 30, 2005. The market value of the investment on April 30, 2005 was $33,245,000 based on the TSX Venture Exchange closing price of $3.05 per share for Mexgold Resources Inc. on April 30, 2005.

The net loss for the nine months ended April 30, 2005 was $15,805,866 (April 30, 2004 — $6,515,838) and $0.24 per common share (April 30, 2004 — $0.13 per common share). The increasing losses before foreign exchange gains, mineral property write-offs, and equity share of loss reflects the expenses of supporting the Company’s ongoing and expanded exploration and development activities on the Ocampo Project, and the recognition of the fair value of the options granted to directors, employees and consultants.

Ocampo Gold-Silver Project

During the nine months ended April 30, 2005, the Company continued its development of the Ocampo property with expenditures of $15,913,933 (April 30, 2004 $16,457,729) as part of its 166,000-metre drill program and 6-km underground ramp and tunnel development project. Included in the mineral property expenditures was a non-cash future tax adjustment of $3,119,586 (April 30, 2004 – 1,425,868). Significant expenditures during the nine months ended April 30, 2005 on the property consisted of $4,626,765 for equipment and consumables, $3,966,525 for underground contract mining fees, $3,043,924 for diamond core drilling, $3,189,209 for geological services and studies, and $1,533,348 for travel.

The Company has released an updated resource study dated September 7, 2004 that defines a 3.03 million ounce gold-equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred

6

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

resource. The study was prepared by Mintec Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. The results of this resource study were incorporated in a Feasibility Study completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study includes, but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. The results of this study are discussed in “Overall Performance”.

The Company’s deferred mineral property expenditures during the nine months ended April 30, 2005 and 2004 are as follows:

Schedule of deferred mineral property expenditures	30-Apr-05	30-Apr-04
Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	149,308	6,813,376
Geological services and studies	3,189,209	504,450
Drilling	3,043,924	2,866,246
Assays	742,766	498,436
Equipment and consumables	4,626,765	4,144,463
Field Office	103,418	58,562
Camp materials and equipment	372,860	174,406
Health and Safety	99,218	17,501
Vehicles	637,590	228,022
Consulting fees	568,588	536,780
Contract Mining fees	3,966,525	1,751,495
Travel	1,533,348	289,860
Future Income tax adjustment	(3,119,586)	(1,425,868)

Total additions	15,913,933	16,457,729

Write-off of mineral property expenditures	--	(1,063,448)

Mineral property	$ 95,955,670	$ 70,227,950

7

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Liquidity

The Company’s balance of cash and cash equivalents as at April 30, 2005 was $73,354,513 (July 31, 2004 — $13,020,940). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos and US dollars.

As at April 30, 2005, the Company had working capital of $75,484,256 (July 31, 2004 — $12,341,959). Current liabilities decreased to $2,370,098 (as at July 31, 2004 — $4,038,805). This financial position reflects the significant operational activities during the nine months ended April 30, 2005 on the Ocampo Project, which entails a higher level of cash requirements.

Details of the Company’s operating, financing and investing activities, and long term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration and development programs on its mineral properties and its ability to obtain equity financing. With the completion of the fully subscribed private placement of gross proceeds of Cdn$110,005,000, the Company believes that it has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo Project. At the present time, the Company does not have adequate funding to complete the first phase of mine development as recommended by the Feasibility Study. Should the Company not have adequate funding to complete the first phase of mine development, the Project would be delayed until such funding is available or, if such funding is not available, curtailed or discontinued. The Company is investigating the availability of project financing for the Ocampo Project.

Operating

Operating activities during the nine months ended April 30, 2005 consumed cash of $5,522,107 (April 30, 2004 – $3,394,389). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

Financing

Financing activities during the nine months ended April 30, 2005 totaled gross proceeds of $110,005,000 (April 30, 2004 — $55,505,378). During the previous year, the Company completed three fully subscribed private placement financings for net proceeds of $48,971,876. In January 2005, the Company completed a private placement, where BMO Nesbitt Burns Inc. acted as lead agent in a syndicate with RBC Dominion Securities Inc. and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant for gross proceeds of $110,005,000. In January 2005, Gammon Lake received receipts from all applicable securities regulators for a final prospectus qualifying the exercise of the 15,715,000 Special Warrants. In addition, a registration statement of Gammon Lake on Form F-10 registering the 15,715,000 common shares underlying the Special Warrants was declared effective by the U.S. Securities and Exchange Commission.

As of April 30, 2005, the Company had 10,315,500 (July 31, 2004 – 6,245,376) in-the-money exercisable options for a total value of $37,010,720 (July 31, 2004 — $11,610,482) with expiry dates in the years 2006 to 2009 based on closing prices of the shares of Gammon Lake Resources Inc. on the Toronto Stock Exchange as at the end of these periods. The Company had 762,376 (July 31, 2004 – 448,076) compensation warrants outstanding for a total value of $4,215,259 (July 31, 2004 — $2,015,159) with expiry dates in the year 2006 based on closing prices of Gammon Lake

8

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Resources Inc. on the Toronto Stock Exchange as at the end of these periods. As of June 6, 2005, the Company had 73,286,515 common shares outstanding.

Investing
Investing activities during the nine months ended April 30, 2005 totaled $38,083,180 (April 30, 2004 — $32,795,492). Investing activities during the nine months ended April 30, 2005 primarily relate to four cash expenditures. First, an expenditure of $18,468,977 (April 30, 2004 — $17,883,597) was made on the Ocampo Project. The expenditures relate to the purchase of equipment and consumables, diamond drill programs, and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground drill stations. The Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Second, an expenditure of $11,308,039 was made as deposits on capital equipment for the Open-Pit and Underground operations. Third, an expenditure of $8,548,522 (April 30, 2004 — $3,279,935) was invested in capital assets related to the Ocampo Project, such capital assets consisting of assorted mining equipment for the purpose of completing the development of the Open Pit and ramps and tunnels on the Company’s Ocampo project. Fourth, a receipt of $242,088 (April 30, 2004 – $168,040) was a result of advances to related companies. In April 2004 the Company incurred an expenditure of $11,800,000 in order to acquire 10.9 million shares of Mexgold Resouces Inc. This amount consists of non-interest bearing unsecured advances payable on demand made to a company providing mineral exploration and mining contracting services which is owned by a related party of a director of the Company. See “Transactions with Related Parties”.

Long term debt agreement
A summary of the Company’s financial commitments under its long term debt agreement with Soyopa are as follows:

Year	Soyopa Loan

On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand.

9

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Commitments and Contingencies

A summary of the future commitments contained in the Company’s option and joint venture agreements as at April 30, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the Ocampo property to a third party

Compania Minera, Brenda, S.A. de C.V	8% of net profit up to a maximum US$ 2,000,000	US$ 2,000,000 less any net profit royalty payments is due and payable upon the sale of the Ocampo project to a third party[1]

Compania Minera, Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve of 2 million ounces of gold and gold-equivalent[1]

The Company had a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 100% interest in 17 mining titles in Mexico. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the nine months ended April 30, 2005, Fuerte Mayo forgave the US $211,526 due upon the sale of the property with the result that no further obligations exist pursuant to this agreement.

During the period, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (See Note 3 to the Interim Consolidated Financial Statements). The Company’s future commitments on the equipment is $23,941,458, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand. Should the Company not have adequate funding to complete these payments, the Project would be delayed until such funding is available.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its property purchase agreements. If funding is required for any of these reasons, or if a commercial body of ore in addition to those identified in the technical report of Kappes, Cassidy & Associates is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

_________________

1  Relates to production and reserves from mining titles acquired from Compania Minera Brenda, S.A. de C.V.

10

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	30-Apr-05	30-Apr-04

Management fees	$ 207,658	$ 172,115
Mineral property exploration expenditures	2,202,794	1,984,000
Professional Fees	--	18,000

	2,410,452	2,174,115

The Company received the following amounts from related companies:

Professional fees	38,700	--
Travel	88,810	--
General & Administrative	34,250	--

	$161,760	$ --

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. As at April 30, 2005 these non-arm’s length mineral exploration expenditures totalled $2,202,794 (April 30, 2004 — $1,984,000). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the nine months ended April 30, 2005, the Company paid $207,658 (April 30, 2004 — $172,115) in management fees and $Nil (April 30, 2004 — $18,000) in professional fees to directors and officers to companies controlled by the directors and officers as part of the Company’s compensation package for key officers and consultants. During the nine months ended April 30, 2005, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by

11

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also “Results of Operations”.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company’s significant accounting policies can be found in note 2 of the Company’s consolidated financial statements. Key accounting estimates for the Company include mineral and mining properties and future income taxes.

Mineral properties
Mineral properties are the sum of the Company’s mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. The Company’s recoverability of its recorded value of its mineral property and associated deferred exploration expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Future income taxes
Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed tax losses carried forward and are measured using the tax rates that will be in effect when the differences are expected to reverse or when unclaimed tax losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not. The Company’s future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carryforwards and share issue costs, but provides for a valuation allowance of the Canadian loss carryforwards and share issue costs as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

Changes in Accounting Policies Including Initial Adoption

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company’s stock option plan is described in Note 9 in the consolidated financial statements. Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). In accordance with CICA 3110, asset retirement obligations are recognized when

12

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED APRIL 30, 2005

Continued

incurred and recorded as liabilities at fair value and the corresponding increase to the asset is depreciated over the life of the asset. The Company has not incurred any current asset retirement obligations.

Financial Instruments and Other Instruments

The Company’s functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

13

EXHIBIT 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bradley H. Langille, Chief Executive Officer of Gammon Lake Resources Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending April 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal controls over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 13, 2005

        Sgd.“Bradley H. Langille”
Bradley H. Langille

EXHIBIT 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Colin P. Sutherland, Chief Financial Officer of Gammon Lake Resources Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending April 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal controls over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 13, 2005

       Sgd. “Colin P. Sutherland”
Colin P. Sutherland